Exhibit 99.1

QUARTERLY ACTIVITIES REPORT
for the period ending 31 March 2024

Highlights

•	Key permitting milestone achieved with issuance by BLM of the Draft EIS in April.

•	Draft EIS 45-day public comment period expected to conclude June 3.

•	Rhyolite Ridge Project moves one step closer toward construction.

•	Updated Estimated timeline

o	ROD anticipated by BLM to be October 2024.

o	FID anticipated by Management as December 2024.

Tuesday, 30 April 2024 – Ioneer Ltd (“Ioneer” or “the Company”) (ASX: INR, Nasdaq: IONR), an emerging lithium-boron supplier, is pleased to report on its activities for the quarter ending 31 March 2024 and provide an update on the development of its 100%-owned Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada (“Rhyolite Ridge Project” or “the Project”).

Ioneer Executive Chairman, James D. Calaway noted:

“The release of the draft EIS on 19 April, represents six years of hard work to help build America’s critical minerals supply chain and reaffirms the viability of our investment in Nevada. Rhyolite Ridge will help accelerate the electric vehicle transition and secure a cleaner future for our children and grandchildren. As we move through the final steps in the federal permitting process, Ioneer will keep working to ensure this world-class project will operate efficiently and sustainably.”

 Bernard Rowe, Ioneer’s Managing Director, added:

“This news sets a clear path forward to construction and brings us one step closer to making Rhyolite Ridge a reality. Rhyolite Ridge will be a significant, reliable and sustainable source of critical minerals for the United States.”

Rhyolite Ridge Permitting

National Environmental Policy Act (NEPA) Permitting Process

As announced on 15 April 2024 the draft Environmental Impact Statement (DEIS) for the Project was made public by the Federal Bureau of Land Management (BLM) and was published in the Federal Register on 19 April 2024.  A 45-calendar day public comment period commenced on that date during which BLM will conduct two in-person and one virtual public meeting on the Proposal and will continue to engage in further government-to-government consultation with Tribal Nations.

Following the receipt of input provided during the public comment period, a Final Environment Impact Statement (FEIS) will be prepared by the BLM contractor, intended to lead to final approval of the FEIS by the BLM through the issue of a Record of Decision (ROD).

The completion of the National Environmental Policy Act (NEPA) permitting process will then be reflected in the approval by the BLM of the Project’s Plan of Operations (Plan) through the ROD, allowing construction of the Project to commence and providing the permitting framework for production at the site.

Updated expected milestones to complete the Federal permitting process are now expected as follows.

Completion of public comment period on draft Environmental Impact Statement	3 June 2024
Final Environmental Impact Statement incorporating responses to public comments lodged with BLM	Expected September 2024
Approval of the Project’s Mine Plan of Operations through issuance of a positive Record of Decision by BLM[1]	Expected October 2024

1 Exact timing is not within the control of the Company, being a BLM decision.  Approval is subject to the discretion of BLM in accordance with regulatory provisions.
BLM approval of the Plan, together with Nevada Air Quality Permit (received June 2021) and Nevada Water Pollution Control Permit (received July 2021) will constitute completion of the 3 key permits required to commence construction of stage 1 of the Project.

Ioneer continues to work closely with the U.S. Bureau of Land Management (BLM) and U.S. Fish and Wildlife Service (FWS) to keep both the NEPA and the Section 7 Endangered Species Act (ESA) processes progressing in parallel.  Ioneer is confident the process can be completed in a timely fashion given the amount of preparation and cooperation that has taken place over the past several years.

Capital Expenditure and Project Economics

As previously advised, Ioneer continues to progress an Association for the Advancement of Cost Engineering (AACE) 47 R 11 Class 2 (Class 2) capital estimate for stage 1 of the Rhyolite Ridge Project, with Fluor and its other service providers across their respective fields of speciality.  Preparation of the Class 2 cost estimate is a necessary precondition to the preparation of an Approved Feasibility Study (AFS) and the making of a Final Investment Decision (FID) on the Project by the Company and Sibanye-Stillwater.  The making of the FID decision by the Company is the precondition for the Project to proceed from the development to the construction phase.

The Class 2 cost estimates are being developed to have an accuracy range of +15%/-10% in accordance with applicable AACE 47 R 11 standards based on circa 70% of engineering complete.

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The AFS, including Class 2 estimate and updated economic analysis, will be finalised to coincide with delivery of the ROD (expected in October), to enable FID. The FID is now expected by end December 2024 (assuming completion of the permitting process as outlined above). Until the AFS is completed, Ioneer will not be in a position to estimate with a reasonable degree of certainty the Class 2 estimate as final definitive estimates from service providers will need to be based on the construction market and supply chain conditions that then exist, and those estimates are then assessed and approved by the Company.

In April 2020 Ioneer released details of the then Definitive Feasibility Study (DFS) for the Project that supported the then decision to proceed with further development of the Project.  The DFS included an AACE Class 3 (Class 3) capital cost estimate based on the then 30% of engineering completed (including an 8% contingency) and details of project economics based on then financial modelling.

The 2020 Class 3 cost estimate was for a capital cost estimate for stage 1 of the Project of US$785 million (compared to the prior Preliminary Feasibility Statement of US$599 million), and sustaining capital expenditure for the life of mine of US$274 million, over a 26-year mine life.

Since 2020 there have been a number of changes that affect capital estimates and economic estimates. There has been considerable construction cost inflation in the global mining industry with many mining projects under development subject to material increases in capital construction costs.  Those pressures can be expected to also increase the Project’s capital cost estimate.  In particular, the Company has noted material increases in equipment, labour, fuel and logistics costs.  The scope of the stage 1 Project construction works since the time of the 2020 Class 3 estimate has not materially changed, other than the increase in packaging and warehousing facilities at site, the use of Davis-Bacon wage rates required by the terms of the DOE loan, access road upgrades, increased mine pre-stripping and equipment, and the inclusion of a process water line from Fish Lake Valley which have been partially offset by the removal of the lithium hydroxide circuit planned for year 3.
The methodology of the Class 2 cost estimate proposed to be available at the time of the FID will vary from the Class 3 cost estimate prepared in 2020 in the degree of precision and assurance provided by the estimates. Class 3 estimates are designed for an end usage of funding authorisation based on a methodology of semi-detailed unit costs while Class 2 estimates are designed for a higher specified end usage of project control based on a methodology of detailed unit costs. The primary characteristic of Class 2 estimates is a maturity level of project definition deliverables of 30% to 70% while Class 3 estimates are based on a lower maturity level of 10% to 40%.

The operating costs are also being updated for the construction of stage 1 of the Project with Fluor and its other service providers across their respective fields of speciality.  Ioneer will not be in a position to reasonably estimate updated project economics over the life of stage 1 of the Project to prepare the AFS and make a decision on the FID until the Class 2 cost estimate is available to it as a key input into the financial model.

Since 2020, using either 1) the forecast methodologies applied in the DFS or 2) offtake contract terms subsequently negotiated, the price assumptions for lithium carbonate and boric acid are likely to increase in the AFS as compared to the DFS.  On the other hand, the Company has also noted material increases in sulphur (the Project’s main reagent), labour, fuel and logistics costs.

The April 2020 mine plan was based on mining 65Mt of ore at a rate of 2.5Mt per year, which was on the basis of an Ore Reserve of 60Mt and Mineral Resource of 146Mt (inclusive of Reserves) in 2020.  The Resource has grown materially since 2020 as the result of 1) additional drilling, 2) additional metallurgical testwork and 3) changes to mine design and plan. The Resource estimate was updated in April 2023 and then again in April 2024. The current Resource estimate is 351Mt.  A further update of both Resource and Reserve estimate is expected to be published in Q2 2024 with material increases currently expected.

In these circumstances Ioneer expects that the updated Class 2 estimate will be materially higher than the 2020 Class 3 estimate and that the Project economics that will form the basis of the FID are expected to differ from those contained in the 2020 DFS.

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Further details are not expected to be available until release of the Class 2 estimate and the AFS, expected by the end of December 2024.

	PFS	DFS	AFS[2]
Date published	October 2018	April 2020	ROD/FID
AACE Class	3	3	2
Confidence level	P50	P50	P85
Initial Capex (US$’s m)	599	785	TBD
Engineering Complete	12%	30%	+70%

Construction Timeline

In the 2020 DFS, Ioneer indicated that the construction phase of the schedule would take 25 months from site mobilisation to first production.  The most recent estimates provided concerning the Project have been for an overall construction period of approximately 24 months and first production in 2026.

It is now estimated that if the AFS is prepared and the FID approval decision is made in late 2024, as outlined above, and having regard to currently expected construction market conditions and the need to place orders for long lead time items only when an FID decision is made, the construction period will most likely be in the range of 24 to 36 months from the time an FID decision is made, with first production now expected during 2027.

Updated Estimated Project Timeline

Updated expected milestones to complete the Federal permitting process and construction are now expected as follows.

Milestone	Targeted timing[3]
Completion of public comment period on draft EIS	3 June 2024
Final EIS incorporating responses to public comments lodged with BLM	September 2024
Approval of the Project’s Mine Plan of Operations through issuance of Record of Decision by BLM[2]	October 2024
Construction Period[3]	24-36 Months
First Production	2027

Project Funding

As previously advised, stage 1 construction of the Project is expected to be largely funded through the combination of conditional commitments of US$490 million in equity from Sibanye-Stillwater and US$700 million in project debt funding from the US Department of Energy Loan Programs Office (DOE LPO).

There is an increasing likelihood that the Class 2 estimate will exceed these commitments (subject to the positive and negative accuracy deviation ranges that are likely to be inherent in such estimates and subject also to the need to maintain deposit reserves in connection with the existing commitments).

As such, the Company continues to actively assess options to fund the Project beyond these sources of funding, including through strategic partnering, debt and equity.  These measures may include revised arrangements with existing stakeholders in the Company and the Project. Project funding considerations and funding sources will be considered in any decision to approve the FID.

DOE LPO Loan

Ioneer continues to work towards satisfying conditions precedent regarding the conditional commitment from the U.S. Department of Energy Loan Programs Office (DOE LPO)6 for financing the construction of the Rhyolite Ridge processing facility.

2 The AFS is not expected to be completed until December 2024 shortly ahead of an FID decision. This date is subject to the Record of Decision being received in October 2024, and may be subject to change.
3 Note: all dates are estimates only and are subject to change.
4 Exact timing is not within the control of the Company, being a BLM decision.  Approval is subject to the discretion of BLM in accordance with regulatory provisions.

5 Includes purchasing of long lead items.
6 A conditional commitment is offered by DOE prior to issuing a loan and indicates that DOE expects to support the Rhyolite Ridge Project, subject to the satisfaction of certain conditions including fulfilling remaining legal, contractual, and financial requirements.

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Sibanye-Stillwater equity commitment

In September 2021 Ioneer entered into a conditional agreement with Sibanye-Stillwater to establish a joint venture to develop the Project, under which Sibanye-Stillwater agreed to contribute US$490 million for a 50% interest in the joint venture.  The equity funding commitment is subject to certain conditions precedent including receipt of final permits, debt financing commitments and approval of the Feasibility Study.

Since that time Sibanye-Stillwater has worked collaboratively with Ioneer, including supporting and approving the proposed DOE LPO project debt funding commitment and funding US$1.2 million for Phase 3B geotechnical drilling of 6 holes, with amendments made to the original agreement to reflect developments that have occurred.

Mineral Resource and Ore Reserve Estimates

Soon after quarter end, Ioneer announced that it had completed 53 drill holes targeting the southern extension of the lithium-boron deposit in order to collect and provide valuable geotechnical information for the Project’s evaluation required under the National Environmental Policy Act (NEPA). The 53 holes were drilled outside of the then Mineral Resource over an area of approximately 0.8 km2 – compared to the 3 km2 footprint of the current Resource. 49 of the 53 holes intersected mineralised sedimentary strata, extending the deposit a further 1 km to the south and southeast.  The four holes (3 locations) that did not intersect mineralized sediments were the furthest south holes and intersected volcanic rocks that underlie and form the margins of the sedimentary basin (South Basin).
Concurrently, Ioneer collected samples for geochemical analysis and metallurgical testing. Only 64Mt (26-years) of the high-boron Resource was included in the economic analysis reported in the 2020 Definitive Feasibility Study (DFS).

Current estimates reflect multiple opportunities to increase production over time and extend the life of the Project.

Ioneer intends to report on metallurgical leach test work of the low-boron material during April and May. The test work is aimed at determining the most efficient way to process this material and provide options for increasing annual lithium production. Early test work suggests the low-boron lithium mineralisation is amenable to the same method of VAT leaching as will be used for processing the high-boron ore.

A further update to the Mineral Resources has been made concurrently with this release.

Project Advancement and Operational Readiness

Focus areas for Project advancement during the quarter have been:

•	Geotechnical drilling (complete)
•	Updated geological model (Complete for Resource and reserve)
•	Updated resource/reserves including SK1300 technical report
•	Updated capex/opex estimates
•	Construction strategy and schedule

In November, Ioneer received its third drilling program approval from the BLM to collect additional geotechnical data to support the NEPA analysis of the Mine Plan of Operations.

The drilling targeted the proposed quarry wall locations on the southwestern, southern, and southeastern margins of the deposit.  The drilling was completed in mid-January 2024 and the data is being integrated into geological, geotechnical as resource models.

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Sales & Marketing

Lithium Market and Price

In 2023, prices fell across the board as markets entered a supply surplus. Current forecasts see this surplus continuing until circa 2029-2030, ahead of a supply deficit.

According to Wood Mackenzie, the Q1 2024 spot price for battery-grade lithium carbonate and lithium hydroxide was US$13,240/t and US$12,507/t, a decline on the previous quarter of 30% and 33% respectively.

China is the largest lithium chemical converter of raw materials, and continues to expand refineries, regardless of the surplus. Lithium prices were forecast to be subdued in 2024, however, have risen off the back of increased activity from downstream producers in the spot market. Benchmark Minerals report spot spodumene prices increasing from $950/t in January to $1100/t at the end of March.

According to the Wood Mackenzie Q1 2024 forecast, the cathode industry will grow by 12.4% between 2024 and 2034. Within this:

•	LFP batteries are expected to grow by 13.2% to a forecast 41% market share.
•	High nickel cathode chemistry batteries are expected to grow by 14.1% to a forecast market share of 48%.
•	The global demand for lithium-ion batteries will grow by 13.5%, with the automotive sector making the highest contribution at 11.5%.

The EV industry’s growth was lower during 2023, slowing to 40% year-on-year from 56% in 2022, due to inflationary macroeconomic conditions. Wood Mackenzie forecasts the global BEV/PHEV penetration rate to be 20% in 2024, then more than doubling by 2034 to 46% and increasing through to 2050. China is expected to continue to dominate the EV market.

Boric Acid Market and Price

Global boric acid demand and supply levels remain balanced, with prices steady during Q1 2024 compared to the previous quarter.  Demand from the 2024 consumer electronic market, a key boric acid demand driver, is forecast to be flat for the first half of the year. As the post-pandemic supply chain effects burn themselves out, boric acid demand is expected to rebound from 2H 2024.
Robert Dietz, chief economist for the National Association of Home Builders, forecasts growth in the US housing market in 2024, driven by gains in single-family housing construction - a traditional growth driver for boric acid demand. This will be the first year of increase after declines in 2022 and 2023.

Major Chinese “two-step” boric acid producers are planning to halt production in late 2024 due to high raw material (sodium borate) prices and unprofitability. We expect this to increase Chinese imports, offsetting any Chinese domestic demand downturn.

Current pricing remains higher than the boric acid prices assumed in the DFS economic model of April 2020. Boric acid accounts for approximately one-third of the Project’s revenue (with two-thirds coming from lithium carbonate).

ESG/EHS Program

ISO 14001 Implementation

The Company is working on incorporating Environmental Aspects and Impacts into the company risk registers.  Environmental Aspects have been identified for the majority of mining activities and impact assessment will be completed this quarter.

Sustainability Road Mapping /External Disclosure Alignment

Ioneer has contracted with consulting firm ERM-CVS to develop a comprehensive materiality assessment, improve its sustainability strategic plan, and climate resiliency plan.

Ioneer continues to make head way on its three-year Sustainability Plan which was approved by the Board Committee in November 2023.  25% of FY24 actions have been completed and over 50% are in progress.

Ioneer participated in the International Lithium Association’s working group to standardize life cycle analysis for carbon across the various extraction methods including sedimentary, spodumene, and brines. The final guidance was published on 13 March 2024.

p.6

Towards Sustainable Mining (TSM) Implementation

Work is ongoing to develop document registers for the TSM Action Plans and is midway through the self-assessments being used to gauge readiness of the programs for a TSM audit.

Environmental Regulatory Compliance

Ioneer continues to maintain compliance with the issued State of Nevada Water pollution Control and Class 2 Air Permits.  No compliance issues were noted during the quarter and ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.

Other Permits

The Nevada Department of Environmental Protection – Bureau of Mining Regulation and Reclamation approved the Geochemical Characterization plan for the reconfigured quarry described in the Plan of Operations.  The Geochemical Characterization is a primary study supporting the required modification of the Water Pollution Control Permit.  Application to modify to the WPCP to align with Proposed Action is expected in the coming quarter.

Health & Safety

During the quarter no lost time incidents, first aid incidents, or fatalities were reported for Ioneer staff.  One near miss was reported regarding a contractor falling asleep while driving.

Ioneer completed an initiative to develop all its MSHA-related policies in the last quarter.

Ioneer has offered the following H&S trainings this quarter:

1.	Situational Awareness

2.	Workplace Safety

3.	Golden Rules and H&S Policy

Tiehm’s Buckwheat Conservation Center Propagation

Spring has initiated the blooming of most adult plants at the Tiehm’s Buckwheat Conservation Center. This spring-summer season looks very promising due to the early flowering of Tiehm’s buckwheat and the large number of seeds, produced in 2023, that are beginning to germinate.

Germination started at the end of March, and to date, there are already more than 100 new seedlings.

This is the first year where seeds produced in the greenhouse are being germinated. It will be interesting to see if we can achieve a better germination rate with these, as they are seeds from plants that have received more water and nutrients than those on site.

We expect to finish germination around the beginning of summer, so new seedlings still have time to keep growing before the winter, where plants go dormant.

Community & Tribal Nations

Ioneer remains committed to engaging with local communities and Tribal Nations to address environmental and social concerns and enhance local economic opportunities.

During the quarter, Ioneer and four Tribal Nations entered into a Memorandum of Understanding regarding Cultural Resource Monitoring of groundwater disturbance activities at Rhyolite Ridge. Though field studies have been undertaken by archaeological experts for years as part of the NEPA process, Ioneer recognizes the unique knowledge that Tribal Nations have regarding traditional cultural resources and are pleased to fund observation by Tribal specialists so that places, features and objects of cultural significance are preserved and protected.

p.7

Engineering

The focus this quarter has been on receiving detailed vendor engineering which will allow the EPCM (Fluor) to advance engineering deliverables to “Issued For Construction” (IFC) status which places the Project well-ahead of other comparable U.S. development projects. Ioneer anticipates minimal engineering spending ahead of its Final Investment Decision (FID) expected later this year.

Ioneer continues to progress the updated Class 2 capital and operating cost estimates.

Organic Growth Projects

Ioneer continues to evaluate future growth potential at the Rhyolite Ridge project with concept-level studies of both the South Basin, where mine permitting is in progress, and the North Basin (located 5km north), which is at a pre-resource stage.

The Rhyolite Ridge deposit hosts three main types of mineralisation, however, only one of these (high-boron) is included in the current project design and DFS economics.

The three distinct styles of mineralisation are described in the April 2024 Mineral Resource Estimate (MRE) released concurrently with this quarterly.

EcoPro Lithium Clay Project

The EcoPro Lithium Clay R&D project commenced in January, and the Project Steering Committee was established to manage it. The current plan is to develop the commercially feasible process by the end of the year.

The Lithium Clay R&D project is currently excluded from the Stage 1 Project design and economics.

North Basin Growth Project
The North Basin is located 5km north of the South Basin.  No work was undertaken at North Basin during the quarter.

Upcoming Work Program

The work program over the coming months includes:

•	Advancing federal permitting through participation in the NEPA process in concurrence with the Section 7 ESA Consultation.
•	Preparing for the DEIS public comments.

•	Updated resource/reserve estimate including SK1300 technical report.

•	Updated Class 2 capex and opex estimates.

•	Continuing to close CP’s required for Sibanye’s FID and the DOE loan.

•	Evaluation of growth opportunities including leach testwork on low-boron non-clay mineralisation.

Corporate Activities

During the quarter, Ioneer participated in several industry and investor events, including:

•	BMO Metals and Mining, and Critical Minerals Conference, February 2024.

•	Ord Minnett Small and Mid-Cap Mining Conference, March 2024.

ASX Additional Information

The Company provides the following information pursuant to ASX Listing Rule requirements.

1.
ASX LR 5.3.1: Exploration and Evaluation Expenditure during the quarter was US$8.9 million. Details of the exploration activity are set out in this report. A breakdown of the expenditure is shown below:

Expenditure	US$’000
Exploration	-
Engineering	5,108
Environmental	1,700
Sales & Marketing	142
Other	2,009
Total	8,859

2.	ASX LR 5.3.2: The Company confirms there were no production or development activities during the quarter.

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3.
ASX LR 5.3.5: Related party payments for the quarter totalled US$278,000, comprising salaries and fees for the Company’s executive and non-executive directors. No other payments were made to any related parties of the entity or their associates.

4.	ASX LR 5.3.3: INR confirms that it has not acquired tenements during the quarter (see appendix 1).

Capital Structure

Total cash and cash equivalents as of 31 March 2024 was US$19.0 million of which 61.6% was held in USD with the balance held in AUD.

At the end of the quarter, Ioneer had on issue:

•	2.1 billion ordinary shares

•	2.9 million options, and

•	33.9 million performance rights.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS--

Media Contact

Chad Yeftich Ioneer USA Corporation	Ian Bucknell Ioneer Limited
Investor Relations (USA)	Investor Relations (AUS)
T: +1 775 993 8563	T: +61 434 567 155
E: ir@ioneer.com	E: ibucknell@ioneer.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

Upon anticipated completion of the U.S. federal permitting process, construction at Rhyolite Ridge, largely funded through the combination of $490 million USD in equity from Sibanye-Stillwater and a $700 million USD in debt from the U.S. Department of Energy’s Loan Programs Office, will begin in 2024. Production and on-site processing are expected to follow in 2026.

To date, Ioneer has major offtake agreements with Ford Motor Company, Prime Planet Energy & Solutions (PPES), a joint venture between Toyota Motor Company and Panasonic, and EcoPro Innovation.

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Recent Announcements

The table below lists announcements made by the Company during the quarter.

Date Released	Title
30/01/2024	December 2023 – Quarterly Activities Report
30/01/2024	December 2023 – Quarterly Cash Flow Report
01/02/2024	Application for quotation of securities - INR
01/02/2024	Change of Director’s Interest Notice – M Walker
01/02/2024	Change of Director’s Interest Notice – R McKinney-James
05/02/2024	Change of Director’s Interest Notice – A Davies
21/02/2024	Half Yearly Report and Accounts
23/02/2024	Change in substantial holding
26/02/2024	BMO 2024 Global Critical Minerals Conference Presentation

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Appendix 1 - Schedule of Tenements

ASX listing rule 5.3.3

Country	Project	Tenement ID	Tenement Name	Area (km2)	Interest at beginning of quarter	Interest at end of quarter	Note
USA	Rhyolite Ridge	NMC1118666	NLB claims (160)	13	100%	100%	No change
USA	Rhyolite Ridge	NV106310781	NLB claims (41)	1.2	100%	100%	No change
USA	Rhyolite Ridge	NMC1117360	SLB claims (199)	16.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1117360	SLB claims (18)	1.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1171536	SLM claims (122)	9.7	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (65)	5.4	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (14)	1.1	100%	100%	No change
USA	Rhyolite Ridge	NMC 1129523	BH claims (81)	7	100%	100%	No change
USA	Rhyolite Ridge	NV105272779	RMS claims (23)	0.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1147932	SLP claims (120)	9.7	100%	100%	No change
USA	Rhyolite Ridge	NV105272053	PR claims (11)	0.9	100%	100%	No change
USA	SM	NMC1166813	SM claims (96)	7.7	100%	100%	No change
USA	GD	NMC1166909	GD claims (13)	1.1	100%	100%	No change
USA	CLD	NMC1167799	CLD claims (65)	5.2	100%	100%	No change

On 16 September 2021, the Company announced a strategic investment by Sibanye-Stillwater7 in the Rhyolite Ridge Project. Under the terms of the agreement, Sibanye-Stillwater will contribute US$490 million for a 50% interest in the Joint Venture, with Ioneer to maintain a 50% interest and retain operatorship. Ioneer has also agreed to provide Sibanye-Stillwater with an option to participate in 50% of the North Basin, upon the election of Sibanye-Stillwater to contribute up to an additional US$50 million, subject to certain terms and conditions. Establishment of the Joint Venture and Sibanye-Stillwater’s funding commitment is subject to certain terms and conditions precedent, including receipt of final permits, commitments for remaining debt financing, and other customary approvals.

7 Refer ASX release titles ‘Sibanye-Stillwater to invest US$490M in Rhyolite Ridge’ announced on 16 September 2021.

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Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
ioneer Ltd
ABN	Quarter ended (“current quarter”)
76 098 564 606	March 2024

Consolidated statement of cash flows		Current quarter $US’000	Year to date (9 months) $US’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) exploration & evaluation (if expensed)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(1,127)	(2,864)
	(e) administration and corporate costs	(485)	(4,078)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	209	1,092
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,403)	(5,850)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	(3)
	(d) exploration & evaluation (if capitalised)	(8,859)	(30,730)
	(e) investments	-	-
	(f) other non-current assets	-	-
ASX Listing Rules Appendix 5B (01/12/19) 1 + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report
	Consolidated statement of cash flows	Current quarter $US’000	Year to date (9 months) $US’000
2.2	Proceeds from the disposal of:	-	-
	(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(8,859)	(30,733)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	54
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(2)	(11)
3.5	Proceeds from borrowings	1,200	1,200
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(29)	(94)
3.10	Net cash from / (used in) financing activities	1,169	1,149

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	27,988	52,709
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,403)	(5,850)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(8,859)	(30,733)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	1,169	1,149
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Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report
	Consolidated statement of cash flows	Current quarter $US’000	Year to date (9 months) $US’000
4.5	Effect of movement in exchange rates on cash held	135	1,755
4.6	Cash and cash equivalents at end of period	19,030	19,030

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $US’000	Previous quarter $US’000
5.1	Bank balances	7,885	12,466
5.2	Call deposits	11,146	15,522
5.3	Bank overdrafts	-	-
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	19,031	27,988

6.	Payments to related parties of the entity and their associates	Current quarter $US’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	278
6.2	Aggregate amount of payments to related parties and their associates included in item 2
	Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

Directors’ fees – 102.6 Executive salary component of chairman’s fee – 78.0 Wages – 97.2

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Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	1,200	1,200
7.4	Total financing facilities	1,200	1,200

7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Lender: Stillwater Mining Company
Lender Parent: Sibanye Stillwater Limited
Amount: US$1,200,000
Maturity date: Loan will mature and repaid in full 30 days following the termination of the unit purchase agreement (agreement to make an equity investment) by either party.
Interest rate: 0% to maturity date. If unpaid by maturity date, then the interest will be accrued at the Secured Overnight Financing Rate (SOFR) plus 8% per annum.
Secured/not secured: Not secured.

8.	Estimated cash available for future operating activities	$US’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(1,403)
8.2	Capitalised exploration & evaluation (Item 2.1(d))	(8,859)
8.3	Total relevant outgoings (Item 8.1 + Item 8.2)	(10,262)
8.4	Cash and cash equivalents at quarter end (Item 4.6)	19,030
8.5	Unused finance facilities available at quarter end (Item 7.5)	-
8.6	Total available funding (Item 8.4 + Item 8.5)	19,030
8.7	Estimated quarters of funding available (Item 8.6 divided by Item 8.3)	1.9
8.8	If Item 8.7 is less than 2 quarters, please provide answers to the following questions:
	1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: No, the Company expects it will decrease the current level of cash used in operating activities with the completion of drilling in January 2024.

2.          Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

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Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Answer:The Company continues to monitor market conditions and manages its cash reserves prudently. The Company regularly assesses its budgeted expenditure and the capital markets with a view to raising capital at a time most beneficial to long term shareholder value, and has announced today completion of its capital raising of A$38.4m in the announcement and “Investor Presentation” lodged with the ASX.  The shares to be issued pursuant to this capital raising will be issued on 6 May 2024. In the March quarter, Sibanye-Stillwater contributed US$1.2 million toward the drilling of Phase 3B holes at the Rhyolite Ridge Project.

3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: Yes, the Company expects to continue its operations and meet its objectives using the measures outlined in 8.8.2.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

30 April 2024
Date:

Bernard Rowe – Managing Director
Authorised by:
Name of body or officer authorising release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

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